

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2018

Donald R. Riley
President and Chief Executive Officer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

> **Re: NCI Building Systems, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed August 9, 2018**
> **File No. 001-04714**

Dear Mr. Riley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form PREM 14A filed August 9, 2018

General

1.   Please provide an analysis regarding the availability of the exemption contained in Section 4(a)(2) for the issuance of the 58,709,067 shares in the merger.

Unaudited Pro Forma Condensed Combined Financial Information
Note 4 – Accounting Policies, page 111

2.   We note your disclosure that you will review Ply Gem's accounting policies that may result in the identification of differences in accounting policies that could have a material impact. While we understand the analysis to date may not have been as comprehensive as will be required when you complete the business combination, it is unclear how or why your process would not be expected to identify material differences. Please revise your

disclosures to provide a better understanding of the procedures used to identify materially differing accounting policies, along with what additional procedures you will perform once the business combination is completed and why you are not able to perform those procedures for purposes of preparing the pro forma financial statements.

Note 6 – Pro Forma Adjustments, page 112

3.   For Note 6.k., please disclose the loan amount along with the interest rate used to provide shareholders with sufficient information to understand how the adjustment was calculated. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Note 7 – Ply Gem-Atrium Merger Pro Forma Adjustments, page 114

4.   Please expand your disclosures to clarify the ownership interest of the Sponsor Fund X Investor and the GGC Investors of Ply Gem and Atrium before the merger and for the combined entity. Please refer to ASC 805-10-50-2.c. for guidance.

5.   We note your disclosure regarding the potential for identifying additional differences in accounting policies that could have a material impact. While we understand that you are four months into your acquisition accounting process, it is unclear how or why your process would not be expected to at least identify all material adjustments. Please revise your disclosures to provide a better understanding of the procedures used to identify materially differing accounting policies, along with what additional procedures are remaining to be performed and why you are not able to perform those procedures for purposes of preparing the pro forma financial statements.

6.   For Note 7.q., please disclose the estimated fair value for each category of tangible assets, given the variation in useful lives, along with a discussion for how the useful lives were estimated considering the decrease in depreciation expense compared to historical amounts.

7.   For Note 7.f., please provide a qualitative description of the factors that make up the goodwill in accordance with ASC 805-30-50-1.a. Please also provide the disclosures required by ASC 805-30-50-1.e.

8.   Please expand your disclosures regarding the preliminary nature of the purchase price allocation to provide the information required by ASC 805-20-50-4A. This expanded disclosure should include an explanation for the certain Ply Gem deferred tax assets, valuation allowance and tax receivable agreement liability. In addition, please tell us whether you have completed an assessment of Atrium's net operating loss carryforwards deferred tax asset of $128.2 million that Atrium had recognized a full valuation allowance and what the result of your assessment is currently.

9.   Please provide disclosure that explains why the $602.4 million preliminary purchase price for Atrium exceeds the $389.6 million cash payment for the consideration for Atrium included in Note 7.b. Please also refer to the disclosure requirements for noncontrolling interest in ASC 805-20-50-1.e. with regards to your disclosure in Note 7.m.iv.

10.   For Note 7.u., please disclose the loan amount along with the interest rate used to provide shareholders with sufficient information to understand how the adjustment was calculated. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Index to Financial Statements, page F-1

11.   Please provide updated financial statements in accordance with Article 3-12(g) of Regulation S-X.

1. Summary of Significant Accounting Policies, page F-60

12.   Please remove the references to your 2017 Annual Report on Form 10-K, as it is not incorporated by reference. Please also address this in your Management's Discussion and Analysis of Financial Condition and Results of Operations section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-84

13.   Please provide a discussion and analysis of your consolidated and segment results, liquidity and capital resources for each of the annual periods presented. Please also address this comment for Atrium Corporation.

14.   Please include your disclosures for the critical judgments and estimates made in the preparation of your consolidated financial statements and contractual obligations rather than referring to your 2017 Annual Report on Form 10-K, as it is not incorporated by reference.

Quantitative And Qualitative Disclosures About Market Risk, page F-94

15.   Please expand your disclosures to include information for fiscal year 2017 in addition to the quarter ended March 31, 2018. Please also address this comment for Atrium Corporation.

Report of Independent Certified Public Accountants, page F-97

16.   Please request your independent registered public accountant to provide you with a report that complies with the format and language required in Auditing Standard 3101.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3754 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction